Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

DISCLOSEABLE TRANSACTION

The Board of the Company is pleased to announce that on 14 June 2013, the Company entered into the JV Contract with Taikang Asset and the Guolian Fund, pursuant to which the JV Company will be jointly established by the Company, Taikang Asset and the Guolian Fund.

As one of the size tests exceeds 5% but is less than 25% (for the relevant thresholds, please refer to Rule 14.07 of the Listing Rules), the transaction contemplated under the JV Contract constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules and is therefore subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

I.	Brief Description of External Investment

On 14 June 2013, the Company entered into the JV Contract with Taikang Asset and the Guolian Fund, pursuant to which the JV Company will be jointly established by the Company, Taikang Asset and the Guolian Fund. The Company will contribute the West Pipeline Assets as capital, which are worth RMB20 billion after valuation (which final valuation is subject to its filing by China National Petroleum Corporation with the authority concerned), and subscribe for registered capital in the JV Company amounting to RMB20 billion, representing 50% of the registered capital of the JV Company. Taikang Asset will contribute RMB36 billion in cash and subscribe for registered capital in the JV Company amounting to RMB12 billion, representing 30% of the registered capital of the JV Company, with the remaining attributable to the capital reserve. The Guolian Fund will contribute RMB24 billion in cash and subscribe for registered capital in the JV Company amounting to RMB8 billion, representing 20% of the registered capital of the JV Company, with the remaining attributable to the capital reserve.

II.	Information on the JV Company

1.	Name of the JV Company: (PetroChina United Pipelines Company Limited, for identification purpose only) (subject to the name finally registered with the State Administration for Industry & Commerce of the PRC).

2.	Scope of business: construction of oil and natural gas pipelines and related technical consultancy; import and export of products and technologies; and technologies promotion services (subject to the scope finally authorised by the State Administration for Industry & Commerce of the PRC).

3.	Registered address: Science and Technology Park, Changping District, Beijing ( ) (subject to the address finally registered in accordance with the relevant record filed with the State Administration for Industry & Commerce of the PRC).

4.	Registered capital: RMB40 billion.

5.	Board of directors of the JV Company: the board of directors of the JV Company consists of 10 directors, five of whom to be nominated by the Company, three by Taikang Asset and two by the Guolian Fund. The JV Company will create positions for a general manager, a number of deputy general managers and a financial controller, whose appointments and removals will be made by the board of directors of the JV Company.

III.	The JV Contract

1.	Date of the JV Contract

14 June 2013

2.	Parties

The JV Contract will be entered into by the Company with Taikang Asset and the Guolian Fund.

To the best knowledge and belief of the directors of the Company having made all reasonable enquiries, Taikang Asset, the Guolian Fund and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

3.	Key terms of the JV Contract

Pursuant to the JV Contract, the Company will contribute the West Pipeline Assets as capital, which are worth RMB20 billion after valuation (which final valuation is subject to its filing by China National Petroleum Corporation with the authority concerned), and subscribe for registered capital in the JV Company amounting to RMB20 billion, representing 50% of the registered capital of the JV Company. Taikang Asset will contribute RMB36 billion in cash and subscribe for registered capital in the JV Company amounting to RMB12 billion, representing 30% of the registered capital of the JV Company, with the remaining attributable to the capital reserve. The Guolian Fund will contribute RMB24 billion in cash and subscribe for registered capital in the JV Company amounting to RMB8 billion, representing 20% of the registered capital of the JV Company, with the remaining attributable to the capital reserve. The following table sets out the shareholding structure of the JV Company upon its establishment:

Shareholders	Subscriptions to Registered Capital (RMB billion)	Percentages of Registered Capital (Shareholding Percentages)
The Company	20	50%
Taikang Asset	12	30%
The Guolian Fund	8	20%

TOTAL	40	100%

Parties to the joint venture shall make payment of their share of capital contributions by installments in accordance with the schedule set out under the JV Contract.

4.	Term of the JV Contract

The JV Contract is for a term of twenty (20) years from the date of issuance of the business licence of the JV Company. Such term of operation is renewable by way of a supplemental agreement to be entered into at least six months prior to its expiry by each of the parties.

5.	Lock-up Period and Shareholding Change

Each of the parties to the joint venture has agreed that they will not withdraw from the JV Company by way of equity transfer or otherwise within ten years from the date of establishment of the JV Company.

Within ninety (90) days from the commencement of the eleventh anniversary of the date of establishment of the JV Company, Taikang Asset and the Guolian Fund shall be entitled to request the Company or any third party designated by the Company to purchase all their shareholdings in the JV Company, whilst the Company shall have the right to accept or reject such request(s). In the event that the Company rejects such request(s), Taikang Asset and the Guolian Fund may transfer their shareholdings to a third party with necessary resources to undertake such acquisition, whose identity shall be subject to consent from the Company. On any particular day after the tenth anniversary of the date of establishment of the JV Company, the Company shall have the right to offer to acquire the entire shareholdings of any one or both parties of Taikang Asset and the Guolian Fund (the “Acquired Party/Parties”) to be made by the Company itself or its designated third party. The Acquired Party/Parties is/are obliged to accept such offer(s).

On any particular day within the 180th day and the 120th day prior to the expiry of the term of the JV Contract, each of Taikang Asset and the Guolian Fund may request the Company or its designated third party to acquire their entire shareholdings in the JV Company, whilst the Company shall have the right to accept or reject such request(s). In the event that the Company rejects such request(s), Taikang Asset and the Guolian Fund may transfer their shareholdings to a third party with necessary resources to undertake such acquisition, whose identity shall be subject to consent from the Company. The Company shall also have the right to offer to acquire the entire shareholdings in the JV Company of any one or both parties of Taikang Asset and the Guolian Fund. The Acquired Party/Parties is/are obliged to accept such offer(s).

6.	Commencement of the JV Contract

The JV Contract shall come into effect upon execution by each party thereto.

IV.	General

(A)	The Company

The Company and its subsidiaries are mainly engaged in petroleum and natural gas-related activities, including:

(1)	the exploration, development, production and sale of crude oil and natural gas;

(2)	the refining of crude oil and petroleum products and the production and sale of basic petrochemical products, derivative petrochemical products and other petrochemical products;

(3)	the sale and trading of refined products; and

(4)	the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

(B)	Taikang Asset

Taikang Asset is a company established the PRC laws with limited liability. Its registered address is 7th Floor, Taikang Life Building, 156 Fuxingmen Inner Street, Xicheng District, Beijing ( ). Its legal representative is Chen Dongsheng, with the registered capital of RMB1 billion. Its principal businesses include management and use of its proprietary funding and funding from insurance; management of entrusted funding; management consultancy; and such other asset management activities as permitted by the laws and regulations of the PRC.

(C)	The Guolian Fund

The Guolian Fund is a limited liability partnership established under the PRC laws. Its registered address is Room 2027, Tower 2, No. 7 Chuangxin Road, Science and Technology Park, Changping District, Beijing ( ). Its managing partner is (Guolian Industrial Investment Fund Management (Beijing) Limited, for identification purpose only). Its principal businesses include investment in non-securities operations; and investment management and consultancy.

V.	Reasons for the Investment and Benefits for the Company

Directors of the Company consider the Investment to be a useful attempt to bring in strategic investors, including insurers and industrial funds, for a joint venture in developing energy pipelines, which is a key focus of the PRC government. The Investment not only can fulfil the Company’s funding requirements for such development, but can also effectively control its investment size and optimize its financing structures. By facilitating the absorption of management experience of others, it can also foster the sustainable and stable development of the Company and maximization of the returns of its shareholders.

Directors of the Company (including the independent non-executive directors) consider the Investment to be an ordinary business undertaking, which is entered into on normal commercial terms considered to be reasonable and in the interests of the Company and its shareholders as a whole.

VI.	Listing Rules Implications

As one of the size tests exceeds 5% but is less than 25% (for the relevant thresholds, please refer to Rule 14.07 of the Listing Rules), the transaction contemplated under the JV Contract constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules and is therefore subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

VII.	Definitions

In this announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

Company	PetroChina Company Limited, established under the Company Law of the PRC on 5 November 1999 as a joint stock company with limited liability. Its H shares, American Depository Shares and A shares are listed on the Stock Exchange, the New York Stock Exchange, Inc. and the Shanghai Stock Exchange respectively

connected person(s)	has the meanings ascribed to it under the Listing Rules

Guolian Fund	(Beijing Guolian Energy Industry Investment Fund (Limited Partnership), for identification purpose only)

Hong Kong	the Hong Kong Special Administrative Region of the PRC

Investment	the establishment of the JV Company by the Company in a joint venture with Taikang Asset and the Guolian Fund, which involves the Company’s contribution of the West Pipeline Assets upon valuation as capital

JV Company	(PetroChina United Pipelines Company Limited, for identification purpose only)

JV Contract	(for identification purpose only, the Joint Venture Contract in respect of the Establishment of PetroChina United Pipelines Company Limited) as entered into by the Company in respect of the Investment with Taikang Asset and the Guolian Fund on 14 June 2013

Listing Rules	the Rules Governing the Listing of Securities on the Stock Exchange

PRC	the People’s Republic of China, which, for the purpose of this announcement only, does not include Hong Kong, the Macau Special Administrative Region and Taiwan

RMB	Reminbi or yuan, the lawful currency of the PRC

Stock Exchange	The Stock Exchange of Hong Kong Limited

Taikang Asset	(Taikang Asset Management Co., Ltd., for identification purpose only)

West Pipeline Assets	the entire assets and relevant liabilites other than the Third West-East Gas Pipeline as managed by the Company’s branch company specific to western pipelines projects (excluding the businesses and assets of the selling arm), as well as the assets and relevant liabilites comprising the completed portion of the Second West-East Gas Pipeline, which are accounted for by the pipeline projects management division.

By order of the Board PetroChina Company Limited Li Hualin Secretary to the Board

Beijing, the PRC

14 June 2013

As at the date of this announcement, the Board of directors of the Company comprises Mr Zhou Jiping as the Chairman and executive director; Mr Liao Yongyuan and Mr Ran Xinquan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.